Filed Pursuant to Rule 424(b)(3)
                                                  Registration Number 333-119646

                                   PROSPECTUS

                         CALYPTE BIOMEDICAL CORPORATION

               39,588,810 Shares of common stock, $0.03 Par Value

o This prospectus relates to an aggregate 39,588,810 shares of common stock of Calypte Biomedical Corporation, which may be offered for sale by persons who have acquired such shares in a certain business transaction or in certain other private transactions and by persons who may acquire shares of common stock upon exercising warrants converting convertible debentures or pursuant to a consulting agreement. Included in the aggregate number of shares are: 25,523,006 shares of common stock we have previously issued to and which may be offered for sale by certain selling stockholders; 13,357,427 shares of common stock which may be offered for sale by certain selling security holders who may acquire them if they exercise outstanding common stock warrants we issued to them; 641,710 shares of common stock, which may be offered for sale by selling security holders upon conversion of convertible debentures; and 66,667 shares of common stock which may be offered for sale by a certain selling security holder who may acquire them under the terms of a consulting agreements we have entered into with it. We have registered the aggregate number of shares under the Securities Act of 1933 on behalf of these security holders so that they can sell them in a public offering or other distribution.

o We will not receive any of the proceeds from the offer and sale of the shares. If the warrants related to the shares of common stock offered for sale pursuant to this prospectus are exercised in full, we will receive proceeds from such exercises of $6,889,514.

o Our common stock is traded on the American Stock Exchange under the symbol "HIV." The last reported sales price for our common stock on May 16, 2005 was $0.24 per share.

o Our principal executive offices are located at 5000 Hopyard Road, Suite 480, Pleasanton, California 94588, and our telephone number is (925) 730-7200.

                THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 2.


     We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is May 31, 2005.

                                TABLE OF CONTENTS

                                                                        Page

Prospectus Summary                                                         1

Risk Factors                                                               2

Forward-Looking Information                                               17

Use of Proceeds                                                           18

Selling Security Holders                                                  18

Description of the Securities                                             22

Plan of Distribution                                                      29

Legal Matters                                                             31

Experts                                                                   31

Incorporation of Certain Documents by Reference                           31

Where You Can Find More Information                                       32

Disclosure of Commission Position on Indemnification
  for Securities Act Liabilities                                          32


                              ABOUT THIS PROSPECTUS

             This  prospectus is part of a  registration  statement that we have filed with the Securities and Exchange Commission utilizing a "shelf registration" process. You should read this prospectus and any supplement, together with additional information described under "Where You Can Find More Information" and the information we incorporate by reference in this prospectus described under the heading "Incorporation of Certain Documents by Reference."

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE DISCUSSION REGARDING THE RISKS OF INVESTING IN THE COMMON STOCK OF CALYPTE BIOMEDICAL CORPORATION UNDER THE SECTION ENTITLED "RISK FACTORS," BEFORE INVESTING IN CALYPTE BIOMEDICAL CORPORATION'S COMMON STOCK. REFERENCES IN THIS PROSPECTUS TO "WE," "US" AND "OUR" REFER TO CALYPTE BIOMEDICAL CORPORATION, A DELAWARE CORPORATION.

                      ABOUT CALYPTE BIOMEDICAL CORPORATION

We develop, manufacture, and distribute in vitro diagnostic tests, primarily for the diagnosis of Human Immunodeficiency Virus ("HIV") infection. Historically, we have manufactured and marketed urine-based HIV-1 diagnostic screening tests and urine and serum-based Western Blot supplemental tests for use in laboratories, which we refer to as our "Legacy Business." Since we began marketing our urine diagnostic testing products following their approval by the FDA and through the first quarter of 2005, our revenues have been almost exclusively generated from sales of these products. The Legacy Business tests are manufactured in formats that make them most suitable for high-volume laboratory settings.

Over the last two years, however, we have been broadening our historical focus to include other HIV tests, such as a blood-based incidence test and various rapid tests using other specimens. In the last quarter of 2004, we introduced our HIV-1 BED incidence EIA test (the "BED Incidence Test") that detects HIV-1 infections that have occurred within approximately the prior 6 months and that can be used by public health agencies to identify those regions and the populations within those regions where HIV transmission is occurring most recently. We are currently focusing on the development and commercialization of our new test products for the rapid detection of antibodies to HIV-1 and HIV Type 2, a second type of HIV ("HIV-2"), in blood, oral fluid and urine samples using a lateral flow dipstick design (the "HIV-1/2 Rapid Tests") and the commercialization of the BED Incidence Test on a worldwide basis.

Rapid tests provide test results in less than 20 minutes and are particularly suitable for point-of-care testing, especially in lesser developed countries which lack the medical infrastructure to support laboratory based testing. We have completed field trials of our HIV-1/2 Rapid Tests that have validated our prototype products. We have recently completed clinical trials in Uganda and China and are currently engaged in clinical trials in other countries in pursuit of regulatory approvals for these tests.

In an effort to reduce our cash burn rate and prolong our resources, in April 2005 we announced our plans to restructure our business (the "Plan") to consolidate our domestic operations and focus our capital resources on the global commercialization of the HIV-1/2 Rapid Tests and the BED Incidence Test. As part of the Plan, we are discontinuing the production of our Legacy Business products currently manufactured at our facility in Rockville, Maryland. Pursuant to the Plan, we will pursue various options ranging from selling the Legacy Business to discontinuing manufacturing operations at the Rockville facility pending a final determination of its disposition.

In furtherance of the Plan, on April 18, 2005, we entered into a non-binding letter of intent to sell the Legacy Business to Maxim Biomedical, Inc. ("Maxim"). Effective May 1, 2005, we entered into a manufacturing services and management agreement (the "Agreement") with Maxim pursuant to which Maxim will manufacture, ship and perform quality control procedures for us in connection with the Legacy Business. Pursuant to the Agreement, Maxim has the right, but not the obligation, to purchase the assets of the Legacy Business on terms to be negotiated between the parties. We will remain liable for our Rockville facility and equipment lease obligations, however, we expect to lower our operating expenses through this arrangement.

Over the next couple of months, we expect to complete either the sale of the Legacy Business to Maxim or the closure of the Rockville facility and termination of Legacy Business operations as well as the transition of our corporate headquarters to the Portland, Oregon area. We will incur severance costs for certain personnel terminated at Rockville and certain administrative personnel not transitioning to Oregon. Our restructuring activities are expected to result in severance-related charges of approximately $500,000. We also expect to incur approximately $1 million in expenses from the write-down of inventory. We may also be liable for lease costs for the California offices through July 2007 in the event we are unable to sublease that facility.

Upon successful completion of a sale of the Legacy Business, we believe that we will have significantly reduced our monthly operating burn rate as compared with historical levels. If we are unable to complete such a transaction, we may incur costs to decommission the Rockville facilities; on-going facility lease costs, until and unless sub-lease opportunities are available and on-going lease or lease termination costs associated with leased equipment. We cannot currently estimate those costs, but they will increase our cash burn rate in comparison with the sale alternative. Under either scenario, the revenue stream from our Legacy Business products will have been eliminated and we will rely on revenues from the sale of our BED Incidence Test and, following regulatory approvals, from the sale of our HIV 1-2 Rapid Tests internationally.

We believe that the geographic consolidation of our domestic operations and the termination of our Legacy Business resulting from this restructuring will improve our operational efficiency, decrease our cash burn and permit us to concentrate on expediting the procedures necessary to commercialize the HIV1-2 Rapid Tests and thereby begin the process of building the revenue stream necessary to support our operations and achieve our financial objective of sustained profitable operations and increased stockholder value.

                                  THE OFFERING

Total shares of common stock outstanding                  171,243,303 as of May 16, 2005

Common stock offered for resale to the public             39,588,810 shares, of which 25,523,006 have been issued to selling security holders and are included in our outstanding shares and 14,065,804 shares which may be issuable upon exercise of outstanding warrants, conversion of convertible debentures or pursuant to consulting contracts.
                                                          All of the shares offered by this Prospectus are being sold by the selling security holders

Risk factors                                              The shares involve a high degree of risk. Investors should carefully consider the information set forth under "RISK FACTORS" beginning on page
                                                          5.

Use of proceeds                                           We will not receive any proceeds from the sale of our common stock offered through this Prospectus by the selling security holders. All proceeds from the sale of our common stock sold under this Prospectus will go to the selling security holders. We will, however, receive an aggregate of up to
                                                          $6,889,514 if the selling security holders exercise all of their warrants to purchase common stock. We would expect to use any such proceeds for general corporate purposes.

Determination of offering price                           This Prospectus may be used from time to time by the selling security holders who offer our common stock in transactions (which may include block transactions) at prevailing market prices at the time of sale, at prices related to the prevailing market prices, or at other negotiated prices. The selling security holders will act independently in determining the offering price of each sale.

Trading symbol for our common stock                       HIV

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. IN ASSESSING THESE RISKS, YOU SHOULD ALSO REFER TO THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND THE NOTES THERETO. WE DISCLAIM ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN AFTER THE DATE OF THIS PROSPECTUS.

                    Risks Related to Our Financial Condition

If We are Unable to Obtain Additional Financing If and When Required We May Have to Significantly Curtail the Scope of Our Operations and Alter Our Business Model.

There can be no assurance that the proceeds from our issuance of $8.0 million of Secured 8% Convertible Notes in April 2005 and the availability of $5,500,000 under the terms of a Credit Facility Agreement entered into in April 2005 will be adequate to sustain our operations at expected levels through 2005. We believe we will need to arrange additional financing to fund our operations and make the investments necessary to continue to execute our business plan early in 2006 or thereafter. In addition, there is no assurance that we will achieve or sustain profitability or positive cash flows in the future.

In the absence of adequate resources from current working capital and existing financing arrangements, we may be required to raise additional capital to sustain our operations. There can be no assurance that additional financing would be available, or if it is available, be on acceptable terms. We would or might be required to consider strategic opportunities, including merger, consolidation, sale or other comparable transaction, to sustain our operations. We do not currently have any agreements in place with respect to any such additional financing or strategic opportunity, and there can be no assurance that any such opportunity will be available to us on acceptable terms, or at all. If additional financing is not available to us if and when required or is not available to us on acceptable terms, or we are unable to arrange a suitable strategic opportunity, we will be in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all. The terms of a subsequent financing may involve a change of control, require stockholder approval, and/or trigger anti-dilution protection clauses contained in the Secured 8% Convertible Notes and Series A Warrants issued in connection therewith that would result in substantial dilution to our existing stockholders. Further, our pledge of the rights to our assets as collateral security for the issuance of the Secured 8% Convertible Notes may inhibit our ability to secure financing in the future. There can be no assurance that we will enter into such agreements or secure such financing, or that our stockholders will approve the terms of such financing, if so required. If such additional financing is not available to us when required or is not available to us on acceptable terms, or we are unable to arrange a suitable strategic opportunity, we will be in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all.

Our 2004 PIPEs Contain Anti-Dilution Protection Provisions Which, If Approved By Our Stockholders, Will Result in Dilution to Stockholders Not Entitled To Such Protection.

Subject to approval by our stockholders, the terms of the Secured 8% Convertible Notes trigger the anti-dilution protection provisions granted to investors in our 2004 PIPEs, as amended, and require that we issue approximately 7.1 million additional shares of our common stock, reprice the 10.7 million warrants issued in the 2004 PIPEs from an exercise price of $0.50 per share to $0.45 per share and grant additional warrants to purchase approximately 1.3 million shares of our Common Stock at an exercise price of $0.325 per share to those investors. Certain investors in the 2004 PIPEs who held shares of our common stock prior to their investment in those transactions and who also continue to be our stockholders have entered into a voting agreement to vote their eligible shares in favor of approval of such anti-dilution entitlements. If approved by our stockholders, the issuance of such additional shares and warrants will dilute the interest of stockholders not subject to such anti-dilution protection rights.

Our Financial Condition has Adversely Affected Our Ability to Pay Suppliers, Service Providers and Licensors on a Timely Basis Which May Jeopardize Our Ability to Continue Our Operations and to Maintain License Rights Necessary to Continue Shipments and Sales of Our Products.

As of March 31, 2005 our accounts payable totaled $2.0 million, of which $1.1 million was over sixty days old. Additionally, at March 31, 2005, we were delinquent on an aggregate of $0.8 million in payments under the terms of intellectual property license agreements necessary in the production and sale of our rapid tests. Further, we currently have many cash-only arrangements with suppliers. Certain vendors and service providers may choose to bring legal action against us to recover amounts they deem due and owing. While we may dispute certain of these claims, should a creditor prevail, we may be required to pay all amounts due to the creditor. If the working capital that will enable us to make the required payments is not available when required, we will be placed in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all.

We Have Incurred Losses in the Past and We Expect to Incur Losses in the Future.

We have incurred losses in each year since our inception. Our net loss for the three months ended March 31, 2005 and the year ended December 31, 2004 was $3.3 million and $17.3 million; respectively, and our accumulated deficit at March 31, 2005 was $148.4 million. We expect operating losses to continue during 2005, as we complete the commercialization of our rapid tests, complete our domestic restructuring and international technology transfers, and conduct additional research and development and clinical trials for potential new products.

We May be Faced with A Legal Claim for Damages with Respect to the Issuance of Shares of Common Stock on a Claimed Conversion of Our 12% Convertible Debentures.

A claim has been made by Logisticorp, Inc. (Logisticorp) and Southwest Resource Preservation, Inc. (Southwest) with respect to an aggregate of $60,000 of 12% Convertible Debentures assigned to Logisticorp and Southwest by a debenture holder. Logisticorp's and Southwest's claim is that each tendered their respective conversion notice requests in August, 2003 and that as a result of their separate notices of election to convert their debentures, that Southwest is entitled to receive 427,807 registered shares of common stock, and Logisticorp 213,903 registered shares of common stock for an aggregate of 641,710 shares of common stock. Additionally, Logisticorp claims damages in the sum of at least $235,000, and Southwest claims damages in the sum of at least $471,000, or an aggregate of at least $706,000. We have advised Logisticorp and Southwest that we dispute their claims with respect to the conversion notice date, the conversion price and the number of shares based upon the formula in the debenture and the registration rights for the underlying shares. We have been unable to contact Logisticorp and Southwest for the past several months and have not yet achieved a resolution of the claims. There can be no assurance that the Company will not be responsible for damages including legal fees and expenses in the event that the claim is pursued.

                Risks Related to the Market for Our Common Stock

Our Registration of a Significant Amount of Our Stock Issuable upon Conversion of Notes or Exercise of Warrants and Eligible for Future Sale May Have a Negative Effect on the Trading Price of Our Stock.

Under the terms of the April 2005 Secured 8% Convertible Notes and warrants (the "April 2005 Private Placement") and in connection with the 2005 Credit Facility, we are required to file a registration statement to register for resale approximately 73.2 million shares of our common stock, of which approximately
66.1 million shares may be issued upon the conversion of our Secured 8% Convertible Notes or the exercise of our Series A Warrants and Series B
Warrants, and the remaining 7.1 million shares may be issued under fee agreements or, subject to stockholder approval, as interest on the Notes. Upon the effectiveness of the registration statement and the conversion of the notes or exercise of the warrants, the investors will hold freely tradable shares. The issuance of such shares would increase by approximately 42% the number of shares currently outstanding, essentially all which are also registered and freely tradable. If investors in the April 2005 Private Placement or other investors holding a significant number of freely tradable shares decided to sell them in a short period of time, such sales could contribute significant downward pressure on the trading price of our stock. Such sales might also inhibit our ability to obtain future equity or equity-related financing on acceptable terms, if and when that becomes necessary.

From inception through March 31, 2005, we have issued approximately 171.2 million shares of our common stock and raised approximately $143 million. At a Special Meeting of Stockholders on February 14, 2003, our stockholders approved an increase in the number of authorized shares of our common stock from 200 million to 800 million. After considering the share reserves required for the April 2005 Private Placement, we have the ability to issue in excess of 400 million shares of our common stock for financing or for other purposes. The perceived risk of dilution from this amount of authorized but unissued stock may cause our existing stockholders and other holders to sell their shares of stock, which would contribute to a decrease in our stock price. In this regard, significant downward pressure on the trading price of our stock may also cause investors to engage in short sales, which would further contribute to significant downward pressure on the trading price of our stock.

Our  Stockholders  May  Experience  Substantial  Dilution  as a Result of the 8%
Convertible   Notes  Issued  in  the  April  2005  Private   Placement  and  the
Anti-Dilution Provisions Contained Therein.

Subject to stockholder approval, the terms of the April 2005 Private Placement include anti-dilution protection provisions that would require us to issue additional shares upon conversion of the Notes and to re-price downward the Sereis A Warrants if we issue additional shares of common stock or common stock equivalents at less than the note conversion or warrant exercise price pursuant to financing(s) completed within one year of that transaction. Should we complete a transaction triggering these anti-dilution provisions, the interests of our existing stockholders not subject to such anti-dilution protection rights could be even further diluted.

Our Issuance of Warrants, Options and Stock Grants to Consultants for Services and the Granting of Registration Rights for the Underlying Shares of Common Stock May Have a Negative Effect on the Trading Price of Our Common Stock.

As we continue to look for ways to minimize our use of cash while obtaining required services, we expect to continue to issue warrants and options at or below the current market price or make additional stock bonus grants. During 2004, we issued approximately 2.1 million shares in payment for consulting services and for the acquisition of intellectual property and equipment. During the first quarter of 2005, we issued approximately 0.1 million shares and approximately 1.2 million options at market in payment of consulting services. In addition to the potential dilutive effect of issuing a large number of shares or options, there is the potential that a large number of the shares may be sold on the open market at any given time, which could place additional downward pressure on the trading price of our common stock.

The Price of Our Common Stock Has Been Highly Volatile Due to Several Factors Which Will Continue to Affect the Price of Our Stock.

Our common stock has traded as low as $0.18 per share and as high as $0.745 per share in the twelve months ended March 31, 2005. We believe that some of the factors leading to the volatility include:

o price and volume fluctuations in the stock market at large which do not relate to our operating performance;

o     fluctuations in our operating results;

o     concerns about our ability to finance our continuing operations;

o     financing  arrangements  which may require the  issuance of a  significant
      number  of  shares  in  relation   to  the  number  of  shares   currently
      outstanding, including anti-dilution provisions;

o announcements of technological innovations or new products which we or our competitors make;

o     FDA, SEC and international regulatory actions;

o     availability of reimbursement  for use of our products from private health
      insurers,   governmental  health  administration   authorities  and  other
      third-party payors;

o     developments with respect to patents or proprietary rights;

o     public concern as to the safety of products that we or others develop;

o     changes in health care policy in the United States or abroad;

o changes in stock market analysts' recommendations regarding Calypte, other medical products companies or the medical product industry generally;

o     fluctuations in market demand for and supply of our products;

o certain world conditions, such as an economic downturn, natural disasters or terrorist attacks; and

o anti-American sentiment in certain international markets where we market or anticipate marketing our products.

We Are Subject to Governmental and Stock Exchange Regulations That Impose Operational and Reporting Requirements.

The  Sarbanes-Oxley  Act of 2002 and our listing on the American  Stock Exchange
(Amex) in August 2004 required us to modify or supplement some of our corporate governance and securities disclosure and compliance practices. The Securities and Exchange Commission and the Amex have revised, and continue to revise, their regulations and policies. These developments have increased, and are expected to increase, our legal, compliance and financial reporting costs. Failure to comply with present or future laws, rules and regulations of any kind that govern our business could result in suspension or cessation of all or a portion of our operations, or the imposition of significant administrative, civil or criminal penalties, any of which could harm our business.

Failure to Achieve and Maintain Internal Controls in Accordance With Section 404 of the Sarbanes-Oxley Act of 2002 Could Have A Material Adverse Effect on Our Business and Stock Price.

We are in the process of examining and evaluating our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require our management to annually assess the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm to report on our assessment beginning with our Annual Report on Form 10-KSB for the year ending December 31, 2006. While we expect to complete our documentation, testing and remediation of any identified deficiencies in time to meet the deadline for compliance with the requirements of Section 404, there can be no assurance that we will do so. In addition, if we fail to maintain the adequacy of our internal controls or fail to implement required new or improved controls, as such control standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Effective internal controls are necessary for us to produce reliable financial reports and are important in the prevention of financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and there could be a material adverse effect on our stock price.

Our Charter Documents May Inhibit a Takeover.

Certain provisions of our Certificate of Incorporation and Bylaws could:

o discourage potential acquisition proposals (i.e. shareholder rights plan also known as a "poison pill");

o     delay or prevent a change in control;

o diminish stockholders' opportunities to participate in tender offers for our common stock, including tender offers at prices above the then-current market price;

o inhibit increases in the market price of our common stock that could result from takeover attempts; or

o grant to the Board of Directors the discretionary right to designate specific rights and preferences of preferred stock greater than those of our common stock.

Furthermore, we are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (DGCL). In general, the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock. This provision could make it more difficult for an "interested stockholder" to obtain control of us without the approval of the Board of Directors.

We Have  Adopted  a  Stockholder  Rights  Plan  That Has  Certain  Anti-takeover
Effects.

On December 15, 1998, the Board of Directors of Calypte declared a dividend distribution of one preferred share purchase right (Right) for each outstanding share of our common stock. The dividend was payable to the stockholders of record on January 5, 1999, with respect to each share of common stock issued thereafter until a subsequent "distribution date" defined in a Rights Agreement and, in certain circumstances, with respect to shares of common stock issued after the Distribution Date.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any tender offer, or merger, which we approve because the Rights do not become exercisable in the event of an offer or other acquisition exempted by our Board of Directors.

Our Board of  Directors  has Certain  Discretionary  Rights With  Respect to Our
Preferred   Shares  That  May   Adversely   Affect  the  Rights  of  our  Common
Stockholders.

Our Board may, without stockholder approval, designate and issue our preferred stock in one or more series. Additionally, our Board may designate the rights and preferences of each series of preferred stock it designates which may be greater than the rights of our common stock. Potential effects on our common stock may include among other things:

o     restricting dividends;

o     dilution of voting power;

o     impairment of liquidation rights; and

o     delaying or preventing a change in control of the Company.

Additionally, as a result of the 1:30 reverse split of our common stock that became effective in May 2003, we currently have over 400 million shares of common stock that could be issued for financing or other purposes. Dilution resulting from such issuance could also adversely affect the rights of our current common stockholders.

Our Common Stock is Subject to the "Penny Stock" Rules of the SEC and the Trading Market In Our Securities is Limited, Which Makes Transactions in Our Stock Cumbersome and May Reduce the Value of an Investment in Our Stock.

Shares of our common stock are "penny stocks" as defined in the Exchange Act. The "penny stock" rules adopted by the Commission under the Exchange Act subject the sale of the shares of our common stock to certain regulations which impose sales practice requirements on broker/dealers. For example, brokers/dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Included in this documents are the following:

o the bid and offer price quotes in and for the "penny stock", and the number of shares to which the quoted prices apply.

o     the brokerage firm's compensation for the trade.

o the compensation received by the brokerage firm's sales person for the trade.

In addition, the brokerage firm must send the investor:

o a monthly account statement that gives an estimate of the value of each "penny stock" in the investor's account.

o a written statement of the investor's financial situation and investment goals.

Legal remedies, which may be available to you as an investor in "penny stocks", are as follows:

o if "penny stock" is sold to you in violation of your rights listed above, or other federal or states securities laws, you may be able to cancel your purchase and get your money back.

o if the stocks are sold in a fraudulent manner, you may be able to sue the persons and firms that caused the fraud for damages.

o if you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration.

If the person purchasing the securities is someone other than an accredited investor or an established customer of the broker/dealer, the broker/dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker/dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the Commission's rules may limit the number of potential purchasers of the shares of our common stock.

Resale restrictions on transferring "penny stocks" are sometimes imposed by some states, which may make transaction in our stock more difficult and may reduce the value of the investment. Various state securities laws impose restrictions on transferring "penny stocks" and as a result, investors in our common stock may have the ability to sell their shares of our common stock impaired.

                          Risks Related to Our Business

We May Be Unsuccessful in Implementing Our Restructuring Plans as Anticipated.

In April 2005, we commenced a restructuring plan under which we expect to consolidate our domestic operations and discontinue the production of our HIV-1 Urine EIA and supplemental HIV-1 Western Blot serum and urine diagnostic tests at our Rockville, Maryland plant and focus our efforts and resources on our rapid HIV diagnostic and HIV-1 BED Incidence tests. During 2004, we consolidated our U.S. manufacturing operations into a single facility at Rockville and have recently completed the internal validation and comparability studies and submitted our application to the FDA for approval of our facility changes and urine EIA manufacturing operations in Rockville. The restructuring plan calls for management to pursue options ranging from selling our urine EIA and Western Blot business, in which case the acquirer would likely continue to operate the Rockville facility, to terminating the employees and discontinuing manufacturing operations at the Rockville facility pending a final determination of its disposition. We terminated a significant number of our manufacturing and quality systems personnel at Rockville in April 2005 and expect to terminate the remainder during May 2005.

In the course of implementing the restructuring plan, in April 2004 we entered into a non-binding letter of intent to sell our urine EIA, serum Western Blot and urine Western blot diagnostic test business. In May 2005, we entered into a manufacturing services agreement with the potential acquirer under which the potential acquirer has hired certain of our former employees and contractors and is acting as a contract manufacturer of our EIA and Western Blot products at the Rockville facility. The terms of the proposed transaction are currently being negotiated and we expect to execute a definitive agreement for the sale of the EIA and Western Blot business during the second quarter of 2005.

There can be no assurance that we will consummate a transaction for the sale of our EIA and Western Blot business. In addition to reaching a definitive agreement with the potential acquirer, there are other requirements not under our control necessary to concluding the proposed transaction, including, but not limited to, obtaining FDA approval for the manufacture of the urine EIA product at Rockville and the transfer of licenses and certifications to the potential acquirer, landlords' approval for the execution of subleases for the two Rockville facilities, equipment lessor's approval for a sublease of the equipment, intellectual property licensors' approval for the transfer or sublicense of technology or proprietary knowledge rights, and approval of the Noteholders in the April 2005 Private Placement with respect to their security interest in our assets. If we are able to successfully complete a transaction, we believe that we will significantly reduce our monthly operating burn rate as compared with historical levels. If we are unable to complete such a transaction, we may incur costs to decommission the Rockville facilities; on-going facility lease costs, until and if sub-lease opportunities are available and on-going lease or lease termination costs associated with leased equipment. We cannot currently estimate those costs. Whether or not we consummate a transaction for the sale of our urine EIA and Western Blot products business, we expect to incur approximately $1 million in one-time costs associated with the transfer or disposition of inventories and supplies.

Additionally, the restructuring plan calls for us to close our corporate headquarters in Pleasanton, California and re-staff those functions at a facility we plan to lease in the vicinity of Portland, Oregon, where most of our research & development staff is presently based. We expect to retain current headquarters staff for the period required to provide an orderly transition. We expect to incur approximately $0.5 million as the cost of terminating employees at our Rockville and Pleasanton locations, including the payment of accrued vacation expense, essentially all of which will be paid in 2005. In the absence of sublease opportunities, we will be liable for approximately $190,000 in lease costs from the expected July 2005 closure of our Pleasanton office through the June 2007 expiration of the lease.

We May Not Be Able to Retain Our Key Executives and Other Personnel.

As a result of the restructuring plan we are implementing, a number of our key executives and senior administrative, quality systems and research and development personel and staff have left the company or do not plan to transition to the new operation in Oregon when we close the Rockville and Pleasanton facilities. As a small company, our success depends on the services of key employees in these positions. Our inability to replace key employees in certain positions as a result of our financial condition or for other reasons could have a material adverse effect on our operations.

We Have Historically Depended for Our Revenues Upon the Viability of Our ELISA Products -- Our HIV-1 Urine-Based Screening Test and Our Urine and Blood Based Supplemental Tests - Which We Are Discontinuing.

We are discontinuing the production of our HIV-1 urine-based screening test and urine and blood-based supplemental tests as a part of our restructuring plan and will not derive any revenue from the sale of these products when the plan is fully implemented. We have completed the technology transfer for our HIV-1 incidence test and have that product available for sale, but we have little experience marketing that test and no experience marketing our rapid tests that are currently being commercialized. If we cannot profitably introduce significant new products on a timely basis and if these products fail to achieve market acceptance or generate significant revenues, we may have to seek additional financing, which may not be available on the timetable required or on acceptable terms, or we may have to curtail our operations, or both.

We are Dependent Upon Patents, Licenses and Other Proprietary Rights From Third Parties.

To facilitate the development and commercialization of a proprietary technology base for our rapid test products, we have obtained licenses to patents or other proprietary rights from other parties. Obtaining such licenses has required the payment of substantial amounts and will require the payment of royalties to maintain them in the future.

We have recently acquired licenses to technologies that we believe are critical to our ability to sell our rapid tests currently being commercialized and other rapid tests that we may plan to develop and/or commercialize in the future. There are numerous patents in the United States and other countries which claim lateral flow assay methods and related devices, some of which cover the technology used in our rapid test products and are in force in the United States and other countries. In the second quarter of 2004, we entered into a non-exclusive sublicense agreement with Abbott Laboratories that grants us worldwide rights related to patents for lateral flow assay methods and related devices. We believe that the acquisition of these rights will enable us to make or sell our rapid test products in countries where these patents are in force. In the third quarter of 2004, we acquired a sublicense from Bio-Rad Laboratories and Bio-Rad Pasteur for patents related to the detection of the HIV-2 virus. HIV-2 is a type of the HIV virus estimated to represent a small fraction of the known HIV cases worldwide. Nevertheless, HIV-2 is considered to be an important component in the testing regimen for HIV in many markets. We believe that this sub-license agreement makes it possible for us to sell HIV-2 tests in countries where such patents are in force, or to manufacture in countries where such patents are in force and then sell into non-patent markets. Additionally, late in 2003 we licensed an antigen necessary for certain of our rapid HIV-1/2 products from Adaltis, Inc., and in the third quarter of 2004, we acquired rights from Ani Biotech for its rapid test diagnostic platform and sample applicator, which we believe is a viable alternative to current lateral flow technologies and with potentially worldwide applicability. The loss of any one of these licenses or challenges to the patents would be detrimental to the commercialization of our rapid tests by delaying or limiting our ability to sell our rapid test products, which would adversely affect our results of operations, cash flows and business.

We currently have the right to use patent and proprietary rights which are material to the manufacture and sale of the HIV-1 urine-based screening test under licensing agreements with New York University, Cambridge Biotech Corporation and the Texas A&M University System. We also have the right to use patent and proprietary rights material in the manufacture and sale of the HIV-1 serum- and urine-based supplemental tests under a licensing agreement with National Institutes of Health. Subject to the agreement of our licensors, where required, we plan to assign the patent rights attributable to our legacy products to the party that acquires our EIA and Western Blot business, although we will require license agreements from certain of these parties for technologies used in our rapid tests and other potential new products.

As of March 31, 2005 we had accrued an aggregate of approximately $1,035,000 in past due royalty and upfront intellectual property rights obligations to our patent licensors. Much of these past due amounts have been repaid subsequent to quarter-end, including what we believe are the essential licenses for our Legacy Products. In the event that our financial condition inhibits our ability to pay license fees or royalty payments due under our license agreements, our rights to use, transfer or sublicense those licenses could be jeopardized in the event of a default in payment of fees or royalties. The loss of any of the foregoing licenses could have a materially adverse effect on our ability to produce our products or introduce new HIV diagnostic products in countries covered by those patents since the license agreements provide necessary proprietary processes or components for the manufacture of our products.

We May Not be Able to Successfully Develop and Market New Products That We Plan to Introduce.

We plan to develop and/or commercialize other urine-based, serum-based and oral-fluid based diagnostic products including our rapid HIV-1/2 screening tests and tests for other infectious diseases or health conditions. We also plan to develop, along with the United States Centers for Disease Control and
Prevention, a blood-based rapid HIV test for diagnostic and surveillance purposes. There are numerous developmental and regulatory issues that may preclude the introduction of these products into commercial sale. If we are unable to demonstrate the feasibility of these products, successfully transfer the technology for commercial-scale manufacturing to either internal, joint venture or outsourced manufacturers or meet regulatory requirements or resolve potential patent licensing or government distribution or licensing requirements with respect to their marketing, we may have to abandon them and alter our business plan. Such modifications to our business plan will likely delay achievement of sustainable cash flow from product sales and profitability. As a result, we may have to seek additional financing, which may not be available on the timetable required or on acceptable terms, or we may have to curtail our operations, or both.

The Time Needed to Obtain Regulatory Approvals and Respond to Changes in Regulatory Requirements Could Adversely Affect Our Business.


Our existing and proposed products are subject to regulation by the Chinese FDA (the SFDA), the FDA and other governmental or public health agencies. In particular, we are subject to strict governmental controls on the development, manufacture, labeling, distribution and marketing of our products. In addition, we are often required to obtain approval or registration with other foreign governments or regulatory bodies before we can import and sell our products in these countries.

The process of obtaining required approvals or clearances from governmental or public health agencies can involve lengthy and detailed laboratory testing, human clinical trials, sampling activities and other costly, time-consuming procedures. The submission of an application to the SFDA, the FDA or other regulatory authority does not guarantee that an approval or clearance to market a product will be received. Each authority may impose its own requirements and delay or refuse to grant approval or clearance, even though a product has been approved in another country or by another agency.


Moreover, the approval or clearance process for a new product can be complex and lengthy. This time span increases our costs to develop new products as well as the risk that we will not succeed in introducing or selling.


Newly promulgated or changed regulations could also require us to undergo additional trials or procedures, or could make it impractical or impossible for us to market our products for certain uses, in certain markets, or at all.

Failure to Comply With SFDA, FDA or Similar International Regulatory Bodies or Other Requirements May Require Us to Suspend Production of Our Products Which Could Result in a Loss of Revenues.


We can manufacture and sell products, both in China, the United States and elsewhere abroad, only if we comply with regulations of government agencies such as the SFDA and the FDA. We have implemented or plan to implement quality assurance and other systems that are intended to comply with applicable government regulations with regard to both our planned manufacturing in China and our contract manufacturing operations.


The SFDA, the FDA, or another government or public health agency could force us to stop manufacturing our products if it concludes that we are out of compliance with applicable regulations. They could also require us to recall products if we fail to comply with applicable regulations, which could force us to stop manufacturing such products. Either of these events would result in a material adverse effect on our business.

We Have No Experience Marketing a Rapid Test.

We have no experience marketing and selling rapid test products. Our success depends upon alliances with third-party international distributors and joint venture partners and upon our ability with such distributors and partners to penetrate expanded markets. There can be no assurance that:

o our international distributors and joint ventures will successfully market our products;

o our future selling efforts will be effective, as we have not yet introduced either an HIV-1/2 product or a rapid point of care test, both of which are necessary in many areas of the world;

o we will obtain market acceptance in the medical or public health community, including governments and humanitarian funding sources critical in many international markets, which are essential for acceptance of our products; or

o if our relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all.

We May Need to Establish Additional Collaborative Agreements, and this Could Have a Negative Effect on Our Freedom to Operate Our Business or Profit Fully from Sales of Our Products.

We may seek to collaborate with other companies to gain access to their research and development, manufacturing, marketing and financial resources. However, we may not be able to negotiate arrangements with any collaborative partners on acceptable terms. Any collaborative relationships that we enter into may include restrictions on our freedom to operate our business or to profit fully from the sales of our products.

Once a collaborative arrangement is established, the collaborative partner may discontinue funding any particular program or may, either alone or with others, pursue alternative technologies for the protects or diseases we are targeting. Competing products, developed by a collaborative partner or to which a collaborative partner has rights, may result in the collaborative partner withdrawing support as to all or a portion of our technology.

Without collaborative arrangements, we must fund our own research and development activities, accelerating the depletion of our capital and requiring us to develop our own marketing capabilities. Therefore, if we are unable to establish and maintain collaborative arrangements, we could experience a material adverse effect on our ability to develop products and, once developed, to market them successfully.

Our Research,  Development and Commercialization  Efforts May Not Succeed or Our
Competitors  May  Develop  and   Commercialize   More  Effective  or  Successful
Diagnostic Products.

In order to remain competitive, we must regularly commit substantial resources to research and development and the commercialization of new products.

The research and development process generally takes a significant amount of time and money from inception to commercial product launch. This process is conducted in various stages. During each stage there is a substantial risk that we will not achieve our goals on a timely basis, or at all, and we may have to abandon a product in which we have invested substantial amounts of money.

During the three months ended March 31, 2005 and the year ended December 31, 2004, we incurred $0.8 million and $2.1 million, respectively, in research and development expenses. We expect to continue to incur significant costs as a result of our research and development activities in the future.

A primary focus of our efforts has been, and is expected to continue to be, rapid HIV tests that we are commercializing or that are in the process of being developed. However, there can be no assurance that we will succeed in our commercialization of these tests or in our research and development efforts with respect to rapid tests or other technologies or products.

Successful products require significant development and investment, including testing, to demonstrate their cost-effectiveness or other benefits prior to commercialization. In addition, regulatory approval must be obtained before most products may be sold. Regulatory authorities may not approve these products for commercial sale. In addition, even if a product is developed and all applicable regulatory approvals are obtained, there may be little or no market for the product at a price that will allow us to earn a reasonable profit, or we may be unable to obtain the requisite licenses to sell the product or to qualify for a government tender, which are often requirements in third world countries where the greatest need and largest market for HIV diagnostic testing exists.
Accordingly, if we fail to develop commercially successful products, or if competitors develop more effective products or a greater number of successful new products, or there are governmental limitations affecting our ability to sell our products, customers may decide to use products developed by our competitors. This would result in a loss of current or anticipated future revenues and adversely affect our results of operations, cash flows and business.

We Face Intense Competition in the Medical Diagnostic Products Market and Rapid Technological Advances by Competitors.

Competition in our diagnostic market is intense and we expect it to increase. Many of our competitors have significantly greater financial, marketing and distribution resources than we do. Our competitors may succeed in developing or marketing technologies and products that are more effective than ours. In addition, if acceptance for oral fluid or urine testing expands, we may experience competition from companies in areas where intellectual property rights may not be as stringent as in the United States. These developments could render our technologies or products obsolete or noncompetitive or otherwise affect our ability to increase or maintain our products' market share. Further, the greater resources of our competitors could enable them to develop competing products more quickly so as to make it difficult for us to develop a share of the market for these products. By having greater resources, our competitors may also be able to respond more quickly to technology changes in the marketplace and may be able to obtain regulatory approval for products more quickly than we can. Our future success will depend on our ability to remain competitive with other developers of medical devices and therapies.

A Viable Market for Our Products May Not Develop.

Our future success will depend, in part, on the market acceptance, and the timing of such acceptance, of new products such as our rapid HIV tests currently being commercialized, rapid HIV tests that we expect to develop and other new products or technologies that may be developed or acquired. To achieve market acceptance, we must make substantial marketing efforts and spend significant funds to inform potential customers and the public of the perceived benefits of these products. We currently have limited resources with which to stimulate market interest in and demand for our products and limited evidence on which to evaluate the market's reaction to products that may be developed. Consequently, there can be no assurance that any products will obtain market acceptance and fill the market need that is perceived to exist.

Our Success Depends on Our Ability to Protect Our Proprietary Technologies.

The  medical  diagnostics  test  industry  places  considerable   importance  on
obtaining patent, trademark, and trade secret protection, as well as other intellectual property rights, for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong intellectual property portfolio or to obtain licenses to patents for products and technologies, both in the United States and in other countries.


As appropriate, we intend to file patent applications and obtain patent protection for our proprietary technology. These patent applications and patents, when filed, are intended to cover, as applicable, compositions of matter for our products, methods of making those products, methods of using those products, and apparatus relating to the use or manufacture of those products. We will also rely on trade secrets, know-how, and continuing technological advancements to protect our proprietary technology. There is, however, no assurance that we will be successful in obtaining the required patent protection or that such protection will be enforced in certain countries in which we compete.


We have entered, and will continue to enter, into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and we may not be able to successfully protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.


Many of our employees, including scientific and management personnel, were previously employed by competing companies. Although we encourage and expect all of our employees to abide by any confidentiality agreement with a prior employer, competing companies may allege trade secret violations and similar claims against us.


We have collaborated in the past and expect to collaborate in the future with universities and governmental research organizations which, as a result, may acquire part of the rights to any inventions or technical information derived from collaboration with them.


We may incur substantial costs and be required to expend substantial resources in asserting or protecting our intellectual property rights, or in defending suits against us related to intellectual property rights. Disputes regarding intellectual property rights could substantially delay product development or commercialization activities. Disputes regarding intellectual property rights might include state, federal or foreign court litigation as well as patent interference, patent reexamination, patent reissue, or trademark opposition proceedings in the United States Patent and Trademark Office. Opposition or revocation proceedings could be instituted in a foreign patent office. An adverse decision in any proceeding regarding intellectual property rights could result in the loss or limitation of our rights to a patent, an invention or trademark.

Our Quarterly Results May Fluctuate Due to Certain Regulatory, Marketing and Competitive Factors Over Which We Have Little or No Control.

The factors listed below, some of which we cannot control, may cause our revenues and results of operations to fluctuate significantly:

o actions taken by the FDA or foreign regulatory bodies relating to products we are commercializing or seeking to develop;

o the extent to which our current or proposed new products gain market acceptance;

o the timing and size of purchases by our customers, distributors or joint venture partners;

o     introductions of alternative means for testing for HIV by competitors;

o changes in the way regulatory authorities evaluate HIV testing, including supplemental testing of the results of a rapid HIV screening test; and

o customer concerns about the stability of our business which could cause them to seek alternatives to our product.

We Rely on Sole Source Suppliers that We Cannot Quickly Replace for Certain Components Critical to the Manufacture of Our Products.

Among the critical items we purchase from qualified sole source suppliers are various conjugates, fetal bovine serum, and HIV-positive and HIV-negative urine samples. Any delay or interruption in the supply of these or other sole source components could have a material adverse effect on us by significantly impairing our or our contract manufacturer's ability to manufacture products in sufficient quantities, particularly as we increase our manufacturing activities in support of commercial sales. In addition, if our financial condition impairs our ability to pay for critical components on a timely basis, our suppliers may delay or cease selling critical components to us, which could also restrict our ability to manufacture. We typically do not have long-term supply agreements with these suppliers, relying instead on periodic purchase orders to acquire materials with the result that suppliers could delay or decline to ship components until payment is made in advance or on a COD basis.

We Engage Contract Manufacturers to Produce Some of Our Products, Including Our Rapid Tests Currently Being Commercialized.

We have engaged a contract manufacturer in Thailand to produce our rapid HIV tests and we plan to establish manufacturing operations in China through our affiliate. We intend to subsequently introduce a new line of products using the recently acquired Ani technology platform, and again expect to rely on outsourced or overseas manufacturing organizations. Additionally, we may consider a contract manufacturing arrangment for the production of our BED Incidence test. Initially, none of these entities will have more than limited experience, if any, in manufacturing our products and will have no experience in manufacturing them in commercial quantities. While outsourcing our manufacturing processes to contract manufacturers may permit us to expand our manufacturing capacity more quickly, it may also subject us to problems in such areas as:

o transferring the technology from the laboratory or pilot operation to the contract manufacturer on a commercial scale;

o     lack of technical knowledge regarding regulated procedures;

o     uncertain or unreliable production yields;

o     maintaining quality control and assurance;

o regulatory compliance, since most rapid test manufacturers do not produce products that are as stringently controlled as HIV diagnostics;

o     misappropriation  of  intellectual   property,   particularly  in  foreign
      countries where patent protection is less stringent, and depending on the extent of manufacturing processes that are outsourced;

o     developing market acceptance for new product;

o     production yields;

o     quality control and assurance;

o     raw material supply; and

o     shortages of qualified personnel.

Any of these problems could affect our ability to meet increases in demand should our products gain market acceptance and could impede the growth of our sales revenues.

The  Success  of Our Plans to Enter  International  Markets  May Be  Limited  or
Disrupted Due to Risks Related to International Trade and Marketing and the Capabilities of Our Distributors, Manufacturers and Joint Venture Partners.

As a result of implementing our restructuring plan, we expect that our revenues will now be generated from sales of our current or planned incidence and rapid tests, largely to international distributors and/or joint ventures. We believe that our alternative fluid-based tests can provide significant benefits in countries that do not have the facilities or personnel to safely and effectively collect and test blood samples. To date, however, sales to international customers have accounted for only a small proportion of our sales. In our fiscal years ended December 31, 2004 and 2003, international sales accounted for only approximately 16% and 15%, respectively, of our revenues. A majority of the companies with which we compete in the sale of HIV screening tests actively market their diagnostic products outside of the United States. Manufacturers from Japan, Canada, Europe, and Australia offer a number of HIV screening tests in those markets, including HIV-1/2 rapid tests, which are not approved for sale in the U.S. market. There can be no assurance that our products will compete effectively against these products in foreign markets. The following risks may limit or disrupt the success of our international efforts:

o     the imposition of government controls (regulatory approval);

o     export license requirements;

o     political and economic instability;

o     trade restrictions;

o     changes in tariffs;

o difficulties in managing international operations (difficulty in establishing a relationship with a foreign distributor, joint venture partner, or contract manufacturer with the financial and logistical ability to maintain quality control of product);

o the ability to secure licenses for intellectual property or technology that are necessary to manufacture or sell our products in the selected countries;

o     fluctuations in foreign currency exchanges rates;

o the financial stability of our distributors and/or their expertise in obtaining local country regulatory approvals;

o the financial capabilities of potential customers in lesser-developed countries or, alternatively, our inability to obtain approvals which would enable such countries access to outside financing, such as the World Bank;

o     the  ability  of  our   distributors  to  successfully   sell  into  their
      contractual market territory or to successfully cover their entire territory;

o the possibility that a distributor may be unable to meet minimum contractual commitments;

o     establishing market awareness; and

o external conditions such as regional conflicts, health crises or natural disasters.

Some of our distributors have limited international marketing experience. There can be no assurance that these distributors will be able to successfully market our products in foreign markets. Any such failure will delay or disrupt our plans to expand our business.

The Chinese Government Could Change Its Policies Toward Private Enterprises or Even Nationalize or Expropriate Them, Which Could Result in the Total Loss of Business in That Country.

We have  established  a joint  venture  in China  with an entity  related to our largest stockholder through which we are planning to manufacture and sell our products. Our business in China is subject to political or economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past decade, the Chinese government has pursued economic reform policies, including the encouragement of private economic activity and greater economic decentralization. The Chinese government may choose to end these policies or alter them significantly to our detriment with little, if any, notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of taxation, restrictions on currency conversion, restrictions or devaluations of currency, nationalization or other expropriation of private enterprises could have a material adverse effect on our business in China. Nationalization or expropriation could result in the total loss of business in China.

         An Economic Downturn or Terrorist Attacks May Adversely Affect Our Business or Our Customers May Not Be Able to Satisfy Their Contractual Obligations and We May Not Be Able to Deliver Our Products as a Result of the Impact of Conditions Such as Certain World Events or Natural Disasters.

Changes in economic conditions could adversely affect our business. For example, in a difficult economic environment, customers may be unwilling or unable to invest in new diagnostic products, may elect to reduce the amount of their purchases or may perform less HIV testing. A weakening business climate could also cause longer sales cycles and slower growth, and could expose us to increased business or credit risk in dealing with customers adversely affected by economic conditions.


Terrorist attacks and subsequent governmental responses to these attacks could cause further economic instability or lead to further acts of terrorism in the United States and elsewhere. These actions could adversely affect economic conditions outside the United States and reduce demand for our products internationally. Terrorist attacks could also cause regulatory agencies, such as the FDA or agencies that perform similar functions outside the United States, to focus their resources on vaccines or other products intended to address the threat of biological or chemical warfare. This diversion of resources could delay our ability to obtain regulatory approvals required to manufacture, market or sell our products in the United States and other countries.

Our business model and future revenue forecasts call for a significant expansion of sales in the People's Republic of China as well as in Africa upon successful commercialization of our rapid products. Should conditions beyond our control, such as disease outbreaks, natural disasters, war or political unrest, redirect attention from the worldwide HIV/AIDS epidemic, our customers' ability to meet their contractual purchase obligations and/or our ability to supply product internationally for either evaluation or commercial use may prevent us from achieving the revenues we have projected. As a result, we may have to seek additional financing beyond that which we have projected, which may not be available on the timetable required or on acceptable terms that are not substantially dilutive to our stockholders, or we may have to curtail our operations, or both.

Our Research and Development of HIV Urine Tests Involves the Controlled Use of Hazardous Materials.

There can be no assurance that our safety procedures for handling and disposing of hazardous materials such as azide will comply with applicable regulations. For example, azide, when present in high concentrations and not diluted with water, can have an explosive reaction. Azide is a chemical used as a preservative in our kits. In addition, we cannot eliminate the risk of accidental contamination or injury from these materials. We may be held liable for damages from such an accident and that liability could have a material adverse effect on our business.

As a Small Manufacturer of Medical Diagnostic Products, We Are Exposed to Product Liability and Recall Risks For Which Insurance Coverage is Expensive, Limited and Potentially Inadequate.

We manufacture medical diagnostic products, which subjects us to risks of product liability claims or product recalls, particularly in the event of false positive or false negative reports. A product recall or a successful product liability claim or claims that exceed our insurance coverage could have a material adverse effect on us. We maintain a $10,000,000 claims made policy of product liability insurance. However, product liability insurance is expensive. In the future we may not be able to obtain coverage on acceptable terms, if at all. Moreover, our insurance coverage may not adequately protect us from liability that we incur in connection with clinical trials or sales of our products.

                           FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, information we provide or statements made by our directors, officers or employees may constitute forward-looking statements. Such forward-looking statements are based on current expectations and are subject to uncertainties and other factors which may involve known and unknown risks that could cause our actual results, levels of activity, performance or achievements to differ materially from those projected or implied. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or including the words "believes," "plans," "anticipates," "will likely result," "will continue," "projects," "expects," and similar expressions are intended to identify "forward-looking statements". Such statements are subject to certain risks and uncertainties, including those risks defined above. We caution readers not to place undue reliance on any forward-looking statements, which are based on certain assumptions and expectations which may or may not be valid or actually occur, and which involve certain risks and uncertainties, including but not limited to:

o     fluctuations in our operating results;

o announcements of technological innovations or new products which we or our competitors make;

o     FDA and international regulatory actions;

o     developments with respect to patents or proprietary rights;

o changes in stock market analysts' recommendations regarding Calypte, other medical products companies or the medical product industry generally;

o changes in domestic or international conditions beyond our control that may disrupt our or our customers' or distributors' ability to meet contractual obligations;

o     changes in health care policy in the United States or abroad;

o our ability to obtain additional financing as necessary to fund both our long-and short-term business plans;

o     fluctuations in market demand for and supply of our products;

o public concern as to the safety of products that we or others develop and public concern regarding HIV and AIDS;

o     availability of reimbursement  for use of our products from private health
      insurers,   governmental  health  administration   authorities  and  other
      third-party payors;

o price and volume fluctuations in the stock market at large which do not relate to our operating performance;

      growth of our market and customers;

      our objectives and plans for future operations and products; and

      our liquidity and capital resources.

For a further  discussion of these and other significant  factors to consider in
connection  with  forward-looking   statements,   see  the  discussion  in  this
Prospectus under the heading "RISK FACTORS."

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered through this Prospectus by the selling security holder. All proceeds from the sale of our common stock sold under this Prospectus will go to the selling security holders. We will, however, receive an aggregate of up to $6,889,514 if the selling stockholders exercise all of their warrants to purchase common stock. We would expect to use any such proceeds for general corporate purposes.

                            SELLING SECURITY HOLDERS

The number of shares set forth in the table for the various selling security holders represents the number of shares of common stock that each selling secuirty holder may offer and sell pursuant to this prospectus. The actual number of shares of common stock offered in this Prospectus, and included in the registration statement of which this Prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon exercise or conversion of warrants and convertible debentures by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933, as amended. Other than as disclosed in this Prospectus, no selling security holder has had any position, office or other material relationship with us during the past three years. Marr Technologies BV ("Marr"), our largest stockholder, holds approximately 27% of our currently outstanding stock and has identified itself as our affiliate in public filings with the Commission. In conjunction with an aggregate investment of $12.5 million by Marr during 2003, for which the underlying shares are not included in this Prospectus, the Nominating Committee of our Board of Directors granted Marr the right to nominate two mutually-agreeable representatives to our Board of Directors. During 2004, we added two directors initially nominated by Marr to our Board of Directors. Marr is also our joint venture partner in Beijing Calypte Biomedical Technology Ltd., which was created to market our products in the People's Republic of China.

The applicable percentage of ownership listed below is based on 171,243,303 shares of common stock outstanding as of May 16, 2005.

                                                Common Stock
                                             Beneficially Owned       Common Stock       Common Stock Beneficially Owned
                                             Prior to Offering     Offered Hereby (a)         After Offering (a)(b)
                                            ------------------------------------------------------------------------------
               Holder                                   Number                Number                Number        Percent

SF Capital Partners Ltd.                      (1)     17,914,000   (27)     13,500,000   (50)     19,413,500       9.999%
Marr Technologies BV                          (2)     58,873,484   (28)     10,625,000   (51)     48,248,484      26.921%
Proximity Fund LP                             (3)        875,000   (29)        875,000                   -0-            *
MTB Small Cap Growth Fund                     (4)      1,687,500   (30)      1,687,500                   -0-            *
MTB Multi Cap Growth Fund                     (5)      1,687,500   (31)      1,687,500                   -0-            *
Bridges & PIPES LLC                           (6)        262,500   (32)        262,500                   -0-            *
Duncan Capital LLC                            (7)        178,800   (33)        178,800                   -0-            *
Capstone Investments                          (8)        300,000   (34)        300,000                   -0-            *
The Capozza Family Trust                      (9)        128,572   (35)        128,572                   -0-            *
Anthony M. Capozza                           (10)        128,572   (35)        128,572                   -0-            *
Ann L. Capozza                               (11)         42,856   (36)         42,856                   -0-            *
Sunrise Equity Partners L.P.                 (12)      1,312,500   (37)      1,312,500                   -0-            *
Amnon Mandelbaum                             (13)        140,000   (38)        140,000                   -0-            *
David I. Goodfriend                          (14)         14,000   (39)         14,000                   -0-            *
TCMP3 Partners                               (15)        262,500   (40)        262,500                   -0-            *
United Capital Partners, LLC                 (16)      2,125,000   (41)      2,125,000                   -0-            *
Ani Biotech Oy                               (17)      1,172,205             1,172,205                   -0-            *
The Vechery Family Trust                     (18)      3,100,801             3,100,801                   -0-            *

                                                Common Stock
                                             Beneficially Owned       Common Stock       Common Stock Beneficially Owned
                                             Prior to Offering     Offered Hereby (a)         After Offering (a)(b)
                                            ------------------------------------------------------------------------------
               Holder                                   Number                Number                Number        Percent

Mercator Momentum Fund                       (19)        100,000   (42)        100,000                   -0-            *
Top Calibre Enterprise Limited               (20)        775,000   (43)        775,000                   -0-            *
Logisticorp, Inc.                            (21)        213,903   (44)        213,903                   -0-            *
Southwest Resource Preservation Inc.         (22)        427,807   (45)        427,807                   -0-            *
Magic Johnson Foundation                     (23)         66,667   (46)         66,667                   -0-            *
Craig Enenstein                              (24)        100,000   (47)        100,000                   -0-            *
Adaltis, Inc.                                (25)        212,127   (48)        212,127                   -0-            *
Merchant Intercapital Inc.                   (26)        150,000   (49)        150,000                   -0-            *
                                                   -------------         -------------         --------------
                                                      92,251,294            39,588,810            67,661,984      33.251%
                                                   =============         =============         ==============

----------

*     Represents beneficial ownership of less than 1%

(a) Assumes all shares included in this offering are sold by the selling security holder.

(b) Certain of the agreements under which shares being registered have been or may be issued contain percentage ownership restrictions. Except as otherwise noted in the footnotes herein, none of the restrictions are currently applicable.

(1) SF Capital Partners Ltd.'s primary offices are located at 3600 South Lake Drive, St. Francis, WI 53235. Michael A. Roth and Brian J. Stark possess voting and dispositive power over all of the shares owned by SF Capital Partners Ltd. This number includes the 10,000,000 shares of common stock and 3,500,000 shares included in this offering. Under the terms of the Secured 8% Senior Convertible Notes (the "Notes") and warrants ("Warrants") acquired by SF Capital Partners Ltd. In April 2005, SF Capital may convert the Notes into 13,333,333 shares of our common stock and the Warrants may be exercised for the purchase of 19,333,333 shares of our common stock. We are not registering any of the shares of common stock underlying the Notes or Warrants in this registration statement. The Notes are convertible and the Warrants are exercisable only to the extent that the number of shares of common stock issuable pursuant to the Notes or Warrants, together with the number of shares of common stock owned by SF Capital (but not including shares of common stock underlying unconverted portions of the Notes or unexercised portions of the Warrants) would not exceed 9.999% of the then-outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of stock shown as beneficially owned by SF Capital prior to this offering is limited to 9.999% of the then-outstanding shares. In the absence of ownership limitations and time restrictions on the exercisability of warrants as defined by Section 13(d) of the Exchange Act, SF Capital would beneficially own 46,166,666 shares or 22.26% of our then-outstanding common stock.

(2) Marr Technologies, BV is engaged in the business of investing in publicly traded equity securities for its own account. Marr Technologies' primary offices are located at Strawinskylaan 1431, 1077XX Amsterdam, The Netherlands. Marat Safin has voting and investment control over investments held by Marr Technologies. Under the terms of the Secured 8% Senior Convertible Notes (the "Notes") and warrants ("Warrants") acquired by Marr Technologies in April 2005, and the warrant we issued to Marr in April 2005 in connection with the 2005 Credit Facility ("Credit Facility Warrant"), Marr may convert the Notes into 9,333,333 shares of our common stock and the Warrants may be exercised for the purchase of 14,033,333 shares of our common stock. We are not registering any of the shares of common stock underlying the Notes, Warrants or the Credit Facility Warrant in this registration statement. None of the warrants is exercisable until October 5, 2005. Although Marr is not subject to ownership limitations, the number of shares of stock shown as beneficially owned by Marr prior to this offering excludes the 14,033,333 shares Marr may acquire upon exercise of the warrants as determined in accordance with Section 13(d) of the Exchange Act. In the absence of time restrictions on the exercisability of warrants as determined by Section 13(d) of the Exchange Act, Marr would beneficially own 72,906,817 shares or 36.87% of our then-outstanding common stock.

(3) Proximity Fund LP is engaged in the business of investing in publicly traded equity securities for its own account. Proximity Fund's primary offices are located at 1 Montgomery Street, Suite 3300 San Francisco, CA 94104. Geoff Crosby has voting and investment control over investments held by Proximity Fund LP.

(4) MTB Small Cap Growth Fund is engaged in the business of investing in publicly traded equity securities for its own account. MTB Small Cap Growth Fund's primary offices are located in care of MTB Investment Advisors at 1000 East Pratt Street, 17th Floor, Baltimore, MD 21202. James Thorne has voting and investment control over investments held by MTB Small Cap Growth Fund.

(5) MTB Multi Cap Growth Fund is engaged in the business of investing in publicly traded equity securities for its own account. MTB Multi Cap Growth Fund's primary offices are located in care of MTB Investment Advisors at 1000 East Pratt Street, 17th Floor, Baltimore, MD 21202. Thomas DeHudy has voting and investment control over investments held by MTB Small Cap Growth Fund.

(6) Bridges & PIPES LLC is engaged in the business of investing in publicly traded equity securities for its own account. Bridges & PIPES' primary offices are located at 830 Third Avenue, 14th Floor, New York, NY 10022. David Fuchs has voting and investment control over investments held by Bridges & PIPES LLC.

(7) Duncan Capital LLC is engaged in the business of investing in publicly traded equity securities for its own account. Duncan Capital's primary offices are located at 830 Third Avenue, 14th Floor, New York, NY 10022. David Fuchs has voting and investment control over investments held by Duncan Capital.

(8) Capstone Investments is engaged in the business of investing in publicly traded equity securities for its own account. Capstone's primary offices are located at 4660 La Jolla Village Drive, Suite 1040, San Diego, CA 92122. Steven Capozza has voting and investment control over investments held by Capstone Investments.

(9) The Capozza Family trust invests in publicly traded equity securities for its own account. The Trust's primary offices are located in care of Capstone Investments at 4660 La Jolla Village Drive, Suite 1040, San Diego, CA 92122. Steven Capozza, Trustee, has voting and investment control over investments held by the Capozza Family Trust.

(10) Anthony M. Capozza is an individual investor in publicly traded equity securities for his own account and has sole voting an investment control over such securities. Mr. Capozza's offices arelocated in care of Capstone Investments at 4660 La Jolla Village Drive, Suite 1040, San Diego, CA 92122.

(11) Ann L. Capozza is an individual investor in publicly traded equity securities for her own account and has sole voting an investment control over such securities. Ms. Capozza's offices arelocated in care of Capstone Investments at 4660 La Jolla Village Drive, Suite 1040, San Diego, CA 92122.

(12) Sunrise Equity Partners, L.P. is engaged in the business of investing in publicly traded equity securities for its own account. Sunrise Equity's primary offices are located at 641 Lexington Avenue, 25th Floor, New York, NY 10022. Level Counter, LLC has voting and investment control over investments held by Sunrise Equity Partners, L.P. The unanimous votes of Marilyn Adler, Nathan Low and Amnon Mandelbaum control Level Counter, LLC.

(13) Amnon Mandelbaum is an individual investor in publicly traded equity securities for his own account and has sole voting and investment control over such securities. Mr. Mandelbaum's address is c/o Sunrise Equity Partners, L.P., 641 Lexington Avenue, 25th Floor, New York, NY 10022.

(14) David I. Goodfriend is an individual investor in publicly traded equity securities for his own account and has sole voting and investment control over such securities. Mr. Goodfriend's address is c/o Sunrise Equity Partners, L.P., 641 Lexington Avenue, 25th Floor, New York, NY 10022.

(15) TCMP3 Partners is engaged in the business of investing in publicly traded equity securities for its own account. TCMP3's primary offices are located at Titan Capital Management, 7 Century Drive, Suite 201, Parsippany NJ 07054. Steven Slawson and Walter Schenker have voting and investment control over investments held by TCMP3 Partners.

(16) United Capital Partners is engaged in the business of investing in publicly traded equity securities for its own account. United Capital Partners' primary offices are located at 10940 Wilshire Blvd., Suite 1200, Westwood, CA 90024. Joe Duran has voting and investment control over investments held by United Capital Partners.

(17) Ani Biotech Oy is engaged in the business of developing, manufacturing, marketing and selling in vitro clinical diagnostic rapid tests for the professional and over-the-counter markets worldwide. Ani Biotech's primary offices are located at Museokatu 13 B, 00100 Helsinki, Finland. Dr. Aimo Niskanen has voting and investment control over investments held by Ani Biotech.

(18) The Vechery Family Trust is engaged in the business of investing in publicly traded equity securities for its own account. The principal office for the Vechery Family Trust is 16035 East Arrow Highway, Irwindale, CA 91706. Harvey Vechery and Linda Vechery are co-trustees of the Vechery Family Trust and share voting and investment control over investments held by the Vechery Family Trust. Mercator Focus Fund, L.P. assigned its interest in the subject shares to The Vechery Family Trust for no consideration in a trasaction not involving the Company.

(19) Mercator Momentum Fund, L.P. and Mercator Focus Fund, L.P. are each engaged in the business of investing in publicly traded equity securities for their own accounts. The principal office for each of the Mercator entities is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071. David Firestone has voting and investment control over investments held by Mercator Momentum Fund and Mercator Focus Fund.

(20) Top Calibre Enterprise Limited is engaged in the business of investing in publicly traded equity securities for its own account. Top Calibre's primary offices are located at 2nd Floor, Barkly Wharf, Le Caudan
      Waterfront, Port Louis, Mauritius. Mihail Zeligman has voting and investment control over investments held by Top Calibre Enterprise Limited. The listed shares are underlying warrants issued originally to Boodle Hatfield,at the direction of Marr Technologies BV as a fee in conjunction with a 5% Promissory Note Purchase Commitment and subsequent amendment thereof. Boodle Hatfield subsequently assigned its rights with respect to the warrants to the selling stockholder.

(21) Logisticorp, Inc. is engaged in the business of investing in publicly traded equity securities for its own account. Logisticorp's primary offices are located at 4601 W. Sahara, Suite I, Las Vegas, NV 89102. Stanley Pore has voting and investment control over investments held by Logisticorp.

(22) Southwest Resource Preservation Inc. is engaged in the business of investing in publicly traded equity securities for its own account. Southwest's primary offices are located at 4601 W. Sahara, Suite I, Las Vegas, NV 89102. Stanley Pore has voting and investment control over investments held by Southwest Resource Preservation.

(23) Magic Johnson Foundation is a non-profit organization that periodically engages in the business of investing in publicly traded equity securities for its own account. The Foundation's primary offices are located at 9100 Wilshire Blvd., 700 East Tower, Beverly Hills, CA 90012. Kawanna Brown has voting and investment control over investments held by the Magic Johnson Foundation. The listed shares have been or will be issued to the selling stockholder in conjunction with a consulting agreement with the Company.

(24) Craig Enenstein is an individual investor who invests in publicly traded equity securities for his own account and has sole voting and investment control over such securities. Mr. Enenstein's address is 12051 Rose Marie Lane, Los Angeles, CA 90049. The listed shares are issuable upon the exercise of a warrant granted to the selling stockholder in conjunction with a consulting contract with the Company.

(25) Adaltis, Inc. is engaged in the business of investing in publicly traded equity securities for its own account. Adaltis' primary offices are located at 10900 Hamon Street, Montreal, Quebec, Canada H3M 3A4. Paulo Bouca has voting and investment control over investments held by Adaltis.

(26) Merchant Intercapital is engaged in the business of investing in publicly traded equity securities for its own account. Merchant Intercapital's primary offices are located at 340 Broad Avenue, Englewood, NJ 07631. Ronny Kraft has voting and investment control over investments held by Merchant intercapital.

(27) Includes 3,500,000 shares of common stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(28) Includes 3,125,000 shares of common stock that are issuable upon the exercise of warrants issued to the selling stockholder.

(29) Includes 437,500 shares of common stock that are issuable upon the exercise of a warrant issued to the selling stockholder and 437,500 shares of common stock that are issuable upon the exercise of a warrant initally issued to Proximity Partners LP that was transferred by gift to the selling stockholder.

(30) Includes 437,500 shares of common stock that are issuable upon the exercise of a warrant issued to the selling stockholder

(31) Includes 437,500 shares of common stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(32) Includes 262,500 shares of common stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(33) Includes 178,800 shares of common stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(34) Originally included 600,000 shares of common stock issuable upon the exercise of a warrant issued to the selling stockholder, of which the selling stockholder subsequently transferred by gift its rights to purchase an aggregate of 300,000 shares to The Capozza Family Trust, Anthony M. Capozza, and Ann L. Capozza.

(35) Includes 128,572 shares of common stock issuable upon the exercise of a warrant issued to the selling stockholder pursuant to a gift from Capstone Investments.

(36) Includes 42,856 shares of common stock issuable upon the exercise of a warrant issued to the selling stockholder pursuant to a gift from Capstone Investments.

(37) Includes 1,312,500 shares of Common Stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(38) Includes 140,000 shares of Common Stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(39) Includes 14,000 shares of Common Stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(40) Includes 262,500 shares of Common Stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(41) Includes 875,000 shares of Common Stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(42) Includes 100,000 shares that are issuable upon the exercise of a warrant granted to the selling stockholder as additional consideration for its October 2002 investment in the Company's 12% convertible debentures.

(43) Includes 775,000 shares of common stock that are issuable upon the exercise of warrants assigned to the selling stockholder by Boodle Hatfield in a transaction not involving the Company.

(44) Includes 213,903 shares of common stock which may be issuable upon conversion pursuant to the $20,000 face value of a 12% convertible debenture, which includes an allowance for shares which may be issued in resolution of the transaction date dispute.

(45) Includes 427,807 shares of common stock which may be issuable upon conversion pursuant to the $40,000 face value of a 12% convertible debenture, which includes an allowance for shares which may be issued in resolution of the transaction date dispute.

(46) Includes 66,667 shares that are issuable to the selling stockholder in future periods in conjunction with a consulting agreement between the Company and the selling stockholder.

(47) Includes 100,000 shares of common stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(48) Includes 212,127 shares of common stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(49) Includes 150,000 shares of common stock that are issuable upon the exercise of a warrant issued to the selling stockholder.

(50) This number excludes the 10,000,000 shares of common stock and 3,500,000 warrant shares included in this offering, but does include the shares of common stock that may be acquired by SF Capital upon conversion of the Note or exercise of the Warrants. Accordingly, the number of shares of stock shown as beneficially owned by SF Capital following this offering is limited to 9.999% of the then-outstanding shares. (See footnote 1 for further explanation.) In the absence of ownership limitations and time restrictions on the exercisability of the Warrants as determined in accordance with Section 13(d) of the Exchange Act, SF Capital would beneficially own 32,666,666 shares or 16.02% of our then-outstanding common stock.

(51) This number excludes the 7,500,000 shares of common stock and 3,125,000 warrant shares included in this offering, but does include the shares of common stock that may be acquired by Marr upon conversion of the Note or exercise of the Warrants and the Credit Facility Warrant to the extend includable as determined in accordance with Section 13(d) of the Exchange Act. (See footnote 2 for further explanation.) In the absence of time restrictions on the exercisability of warrants as determined by Section 13(d) of the Exchange Act, Marr would beneficially own 62,281,817 shares or 32.003% of our then-outstanding common stock.

                         DESCRIPTION OF THE SECURITIES

Securities Previously Registered in our June 15, 2004 Registration Statement

The registration statement for the financings described in this section (File No. 333-116491) was filed on June 15, 2004 and became effective on July 8, 2004. In that registration statement, we registered 83.1 million shares of our common stock including all of the shares described below. Based on our transfer agent's records and communications with our initial investors, we are not including in this registration statement any shares that we issued that were subsequently sold by our initial investors under the prospectus and registration statement cited above.

May 2004 Private Placement - PIPE at $0.40 per share and related Warrants exercisable at $0.50 per share

On May 28, 2004, when the market price of our Common Stock was $0.50 per share and pursuant to Regulations S and D, we issued 15,750,000 restricted shares of our Common Stock at a price of $0.40 per share to 6 unaffiliated investors and received gross proceeds of $6,300,000. Under the terms of previous agreements which granted Marr Technologies BV ("MTBV") participation rights in subsequent financings on the same terms as other investors, MTBV invested $3,000,000 in this private placement and we issued 7,500,000 restricted shares of our Common Stock to MTBV. Under the terms of the subscription agreement, each investor received warrants to purchase our Common Stock in an amount equal to 35% of the number of shares purchased in the private placement. Accordingly, we issued warrants to purchase an aggregate of 8,137,500 shares of our Common Stock to the investors and warrants to purchase an additional 630,000 shares of our Common Stock pursuant to placement agent agreements. The warrants are exercisable at a price of $0.50 per share for a period of two years from the May 28, 2004 date of issuance.

The securities purchase agreements for this private placement provide the investors with participation rights on the same terms and conditions as other investors in any subsequent financing transactions we may complete within one year of the closing of this placement. The securities purchase agreements also contain anti-dilution provisions that could require us to issue additional shares of common stock to the investors if we raise additional equity financing at a price below $0.40 per share in the year following the closing of the PIPE transaction. We are including in this registration statement the shares issued in the private placement that have not been sold under the previous registration statement and all of the shares underlying the warrants, none of which have been exercised. We are not including in this registration statement any shares which may be potentially issuable as a result of anti-dilution provisions.

The following table summarizes the investments and transaction dates related to the issuances under the May 2004 Private Placement and the shares being registered in this registration statement.

                                                                                                   Warrant
                                                                         Calypte                    Shares
                                    Gross        Net      Transaction    Closing      Shares      Currently     Shares being
Investor                           Amount       Amount        Date        Price       Issued       Issuable     Registered
---------------------------      ----------   ---------  -------------  ---------   ----------   ------------  ---------------
SF Capital Partners                 $4,000      $3,720       5/28/04       $0.50     10,000.0        3,500.0        13,500.0
Marr Technologies BV                 3,000       2,910       5/28/04       $0.50      7,500.0        2,625.0        10,125.0
Proximity Fund LP                      500         465       5/28/04       $0.50      1,250.0          437.5           437.5
Proximity Partners LP (1)              500         465       5/28/04       $0.50      1,250.0          437.5           437.5
MTB Small Cap Growth Fund              500         465       5/28/04       $0.50      1,250.0          437.5         1,687.5
MTB Multi Cap Growth Fund              500         465       5/28/04       $0.50      1,250.0          437.5         1,687.5
Bridges & PIPES LLC                    300         279       5/28/04       $0.50        750.0          262.5           262.5
Duncan Capital LLC (2)                   -           -       5/28/04       $0.50            -           30.0            30.0
Capstone Investments (2)                 -           -       5/28/04       $0.50            -          600.0           600.0
                                 ---------      ------                               --------       --------       ---------
    May 2004 PIPE                   $9,300      $8,769                               23,250.0       8,767.5        28,767.5
                                 =========      ======                               ========       ========       =========

----------

(1) Proximity Partners LP assigned its warrant to Proximity Fund LP, for which shares underlying the assigned warrant are being registered.

(2) reflects shares underlying warrants issued pursuant to placement agent agreements.

Mercator Momentum Fund Warrant

On October 22, 2002, when the market price of our common stock was $3.90 per share and pursuant to Regulation S, we issued a $300,000 12% convertible debenture to Mercator Momentum Fund. In conjunction with the October debenture, we issued Mercator a warrant to purchase 100,000 shares of our common stock. The warrant is exercisable for a period of five years after issuance at $3.00 per share. Mercator has sole discretion with respect to when and if it chooses to exercise the warrant prior to its expiration. We did not receive any additional consideration over and above the negotiated price for the debenture in connection with the issuance of this warrant. We are including the 100,000 shares underlying the warrant in this registration statement.

The following table summarizes information regarding the shares underlying the warrant being registered in this registration statement:

                                                                    Calypte         Shares          Shares        Shares
                                  Gross       Net     Transaction   Closing         Issued/        Currently      being
Investor                         Amount      Amount      Date        Price        $ Redeemed       Issuable    Registered
--------                         ------      ------      ----        -----        ----------       --------    ----------
Mercator Momentum Fund L.P.           -          -     10/22/02      $3.90                -          100.0        100.0
  L.P. - warrant                                                                                     -----        -----
                                                                                                     100.0        100.0
                                                                                                     =====        =====

Mercator Focus Fund 10% Convertible Debenture - January 2003

On January 14, 2003, when the market price of our Common Stock was $1.92 and pursuant to Regulation S, we issued a $1,000,000 10% convertible debenture to Mercator Focus Fund, L.P. ("Focus Fund") and received net proceeds of $818,000 net of fees and expenses. We immediately used $308,000 of the proceeds to repay the $300,000 12% debenture we had issued to Mercator in October 2002 plus accrued interest. The Focus Fund debenture was convertible into shares of our Common Stock at 80% of the average of the three lowest trades for the 20 trading days preceding conversion, but not more than $3.00 per share. The term of the debenture was 12 months. Interest was payable at maturity or upon conversion, and was paid in shares of our Common Stock at Focus Fund's option. Under the terms of the debenture agreement, we agreed to file a registration statement for the shares of common stock underlying the debenture within 60 days of the closing date and use our reasonable best commercial efforts to cause the registration statement to be declared effective within 120 days of the closing date. The agreement required that the Company pay 167 shares of its common stock per day as liquidated damages for each day of registration delay. We obtained certain waivers from Focus Fund with respect to the non-registration provisions of the debenture and registration rights agreements. On March 31, 2003, when the market price of our Common Stock was $0.885 per share, Focus Fund agreed to extend the waiver of the non-registration provisions of the agreements through May 5, 2003. On May 1, 2003, when the market price for our Common Stock was $0.71 per share, Focus Fund agreed to extend the waiver of the non-registration provisions of the agreement through July 1, 2003. On June 26, 2003, when the market price for our Common Stock was $0.36 per share, Focus Fund agreed to extend the waiver of non-registration provisions of the agreement through July 15, 2003. We filed the registration statement on July 8, 2003 and it became effective on July 18, 2003.

Between July and October 2003, Focus Fund converted $422,246 principal amount of the debenture plus accrued interest and liquidated damages into 5,831,806 shares of Common Stock, all of which were registered in the July 2003 registration statement. The outstanding principal balance of the debenture following those conversions was $577,754 and there were no registered shares remaining for additional conversions.

On January 14, 2004, when the market price of our Common Stock was $0.60, Focus Fund agreed to extend the maturity date of this debenture until July 14, 2004. In return for the extension of the maturity date, we agreed to pay, following the original maturity date, an additional extension fee equal to 2% of the outstanding principal balance per month until the earlier of the extended maturity date or conversion. The extension fee was payable 1% in cash and 1% in Common Stock. Additionally, we agreed to file a registration statement including the shares potentially applicable to the conversion of the outstanding debenture balance and the extension fee shares by no later than April 29, 2004. On April 23, 2004, when the market price of our Common Stock was $0.625 per share, Focus Fund agreed to extend until May 14, 2004 the period in which we were required to file a registration statement including the shares. On May 7, 2004, when the market price of our common stock was $0.48 per share, we and Focus Fund agreed to further extend from May 14, 2004 until 21 days following the closing of a private placement of equity financing of at least $5,000,000, but in any case to no later than June 30, 2004, the period in which we were required to file a registration statement including shares of its common stock issued upon conversion. We filed the registration statement on June 15, 2004 and it became effective on July 8, 2004.

On April 22, 2004, when the market price of our Common Stock was $0.625 per share, Focus Fund converted the remaining $577,754 debenture balance plus accrued interest and extension fees into 2,109,366 shares of our Common Stock, all of which were restricted. Those shares were included in the June 2004 registration statement. Mercator Focus Fund has not sold the shares and we are including them in this registration statement pursuant to our agreement to maintain an effective registration statement covering the shares.

Mercator Focus Fund 10% Convertible Debenture - March 2003

On March 13, 2003, when the market price of our Common Stock was $1.50 and pursuant to Regulation S, we issued a $400,000 10% convertible debenture to Focus Fund and received aggregate proceeds of $320,000 net of fees and expenses. The debentures were convertible into our Common Stock at 65% of the average of the three lowest trades for the 20 trading days preceding conversion, but not more than $2.10. The term of each debenture was 12 months. Under the terms of the debenture agreement, we agreed to file a registration statement for the shares of common stock underlying the debenture within 30 days of the closing date and use our reasonable best commercial efforts to cause the registration statement to be declared effective within 120 days of the closing date. The agreement required that we pay the greater of $300 or 333 shares of our common stock per day as liquidated damages for each day of registration delay. We obtained waivers from Focus Fund with respect to the non-registration provisions of the debentures and registration rights agreements. On April 11, 2003, when the market price of our Common Stock was $0.735 per share, Focus Fund agreed to extend the waiver of the non-registration provisions of the agreement through May 5, 2003. On May 1, 2003, when the market price for our Common Stock was $0.71 per share, Focus Fund agreed to extend the waiver of the non-registration provisions of the agreement through July 1, 2003. On June 26, 2003, when the market price for our Common Stock was $0.36 per share, Focus Fund agreed to extend the waiver of non-registration provisions of the agreement through July 15, 2003. We filed the registration statement on July 8, 2003 and it became effective on July 18, 2003.

In August 2003, Focus Fund converted $177,682 principal amount of the debenture plus accrued interest and liquidated damages into 2,437,368 shares of Common Stock, all of which were registered in the July 2003 registration statement, leaving an outstanding principal balance of $222,318 and no registered shares remaining for additional conversions.

On January 14, 2004, when the market price of our Common Stock was $0.60, Focus Fund agreed to extend the maturity date of its debenture until July 14, 2004. In return for the extension of the maturity date, we agreed to pay, following the original maturity date, an additional extension fee equal to 2% of the outstanding principal balance per month until the earlier of the extended maturity date or conversion. The extension fee was payable 1% in cash and 1% in Common Stock. Additionally, we agreed to file a registration statement including the shares potentially issuable upon the conversion of the outstanding debenture balance and the extension fee shares by no later than April 29, 2004. On April 23, 2004, when the market price of our Common Stock was $0.625 per share, Focus Fund agreed to extend until May 14, 2004 the period in which we were required to file a registration statement including the shares. On May 7, 2004, when the market price of our common stock was $0.48 per share, we and Focus Fund agreed to further extend from May 14, 2004 until 21 days following the closing of a private placement of equity financing of at least $5,000,000, but in any case to no later than June 30, 2004, the period in which we were required to file a registration statement including shares of our common stock issued upon conversion. We filed the registration statement on June 15, 2004 and it became effective on July 8, 2004.

On April 22, 2004, when the market price of our Common Stock was $0.625 per share, Focus Fund converted the remaining $222,318 debenture balance plus accrued interest and extension fees into 991,465 shares of Common Stock, all of which were restricted. Those shares were included in the June 2004 registration statement. Focus Fund has not sold the shares and we are including them in this registration statement pursuant to our agreement to maintain an effective registration statement covering the shares.

The following table summarizes the shares issued to Focus Fund upon conversion of the entire amount of the 10% convertible debentures and the number of shares being registered in this registration statement:

                                                                  Calypte         Shares           Shares       Shares
                                Gross       Net     Transaction   Closing         Issued/        Currently      being
Investor                       Amount      Amount      Date        Price        $ Redeemed        Issuable    Registered
--------                       ------      ------      ----        -----        ----------        --------    ----------
Mercator Focus Fund L.P.       $1,000       $510      1/14/03       $1.92     7,941.1/$1,000            -       2,109.3
Mercator Focus Fund L.P        $  400       $320      3/13/03       $1.50       3,428.9/$400            -         991.5
                               ------       ----                             ----------------                 ---------
                               $1,400       $830                             11,370.0/ $1,400           -       3,100.8
                               ======       ====                             ================     =======     =========

Mercator Focus Fund transferred the shares to The Vechery Family trust as a distribution of assets from the general partner to the limited partner in a transaction that did not invlove the Company. No consideration was exchanged between Focus Fund and The Vechery Family Trust in conncection with the transfer of the shares. We are registering the shares on behalf of The Vechery Family Trust.

12% Convertible Debentures - Logisticorp and Soutwest Resource Preservation - October 2003

On October 2, 2003, when the market price of our Common Stock was $1.31 per share and pursuant to Regulation S, we issued an aggregate of $130,000 of 12% convertible debentures as follows:

o     to Khalid B. Ahmed, M.D. Pension Plan ("Dr. Ahmed") for $50,000;

o     to Roger Suyama ("Suyama") for $20,000;

o     to Logisticorp, Inc. ("Logisticorp") for $20,000; and

o     to Southwest Resource Preservation Inc. ("Southwest") for $40,000.

Under the terms of these debenture agreements, each debenture was convertible into shares of our Common Stock at 85% of the average of the three lowest trades for the 20 days preceding conversion and has a term of 24 months. Interest is payable at maturity or upon conversion, and is payable in cash or in shares of Common Stock at the holder's option. Dr. Ahmed and Suyama immediately converted the entire principal amount of their debentures into an aggregate of 118,443 shares of restricted Common Stock. Logisticorp and Southwest have not yet converted their debentures as a result of a dispute with the Company regarding the transaction date. The number of shares currently issuable reported in the table below assumes conversion based on current market prices as of April 20, 2005. Assuming immediate conversion at the earlier, disputed transaction date, the number of shares of common stock issuable to Logisticorp and Southwest Resource Preservation would be 213,903 and 427,807, respectively. Although not necessarily agreeing to issue the number of shares calculated as issuable based on the disputed transaction date, the Company is including tht number of shares of Common Stock in this registration statement pending resolution of the dispute.

The following table lists the investors in the aggregate of $130,000 of the 12% convertible debentures issued in October 2003 and summarizes the shares issued and amounts converted through April 20, 2005 and the number of shares being registered in this registration statement:

                                                               Calypte        Shares          Shares
                             Gross       Net     Transaction   Closing        Issued/       Currently    Shares being
Investor                    Amount      Amount      Date        Price       $ Redeemed       Issuable     Registered
--------                    ------      ------      ----        -----       ----------       --------     ----------
Khalid B. Ahmed M.D.            50         50      10/2/03      $1.310         84.6/ $50             -              -
    Pension Plan
Roger Suyama                    20         20      10/2/03      $1.310         33.8/ $20             -              -
Logisticorp, Inc.               20         20      10/2/03      $1.310                 -         127.2          213.9
Southwest Resource
    Preservation Inc.           40         40      10/2/03      $1.310                 -         254.4          427.8
                           -------    -------                               ------------        ------         -----
                           $   130    $   130                               118.4 / $ 70         381.6          641.7
                           =======    =======                               ============         =====         ======

5% Promissory Note Purchase Commitment Agreement and Warrants

On November 13, 2003, when the market price of the Common Stock was $0.88 per share, we entered into an agreement with MTBV in which MTBV agreed to provide the Company up to an aggregate of $10,000,000 (the "Marr Credit Facility") in connection with promissory notes we could issue to MTBV on an as-needed basis (the "Notes"). Each Note was to bear interest at the rate of 5% per annum and would have a 12-month term. The Marr Credit Facility was available during the period beginning on February 28, 2004 and ending on May 31, 2004. The aggregate amount available under the Marr Credit Facility would have been proportionally reduced by the amount of any equity financing we obtained during the term of the Marr Credit Facility. MTBV was granted the right to participate in any such equity financing on the same terms as the other investors. We have not and are not required to register any shares of our Common Stock under the terms of the Marr Credit Facility. As consideration for the Marr Credit Facility, however, we issued to Boodle Hatfield, a party designated by MTBV, a warrant to purchase 375,000 shares of Common Stock at an exercise price of $0.80 per share. The warrant is immediately exercisable and expires two years after issuance, or on November 12, 2005. In April 2004, Boodle Hatfield assigned its rights under the warrant to Top Calibre Enterprise Limited. We are including the shares underlying this warrant in this registration statement on behalf of Top Calibre Enterprise Limited.

On March 19, 2004, when the market price of our Common Stock was $0.575 per share, we and MTBV agreed to amend the Marr Credit Facility to increase the aggregate amount available under the Marr Credit Facility to $15,000,000. As additional consideration for the amendment of the Marr Credit Facility, we issued to Boodle Hatfield, MTBV's designee, an additional warrant to purchase 400,000 shares of our Common Stock at an exercise price of $0.46 per share. This warrant is immediately exercisable and expires two years from its date of issuance, or on March 18, 2006. In April 2004, Boodle Hatfield assigned its rights under the warrant to Top Calibre Enterprise Limited. We are including the shares underlying this warrant in this registration statement on behalf of Top Calibre Enterprise Limited.

On May 26, 2004, when the market price of the Common Stock was $0.46 per share, we and MTBV again amended the Marr Credit Facility such that MTBV committed to purchase up to $5,000,000 of Promissory Notes that we might issue through December 31, 2004. Any Notes that might have been issued pursuant to this second amendment would bear interest at 9% per annum and will have had a maturity date of May 31, 2005. The $5,000,000 amount available under the amended Marr Credit Facility would have been reduced by the amount of any equity financing we obtained after the May 26, 2004 effective date of the second amendment and through the December 31, 2004 commitment period, exclusive of the proceeds from the May 2004 Private Placement. We issued no Notes under the Marr Credit Facility prior to its expiration. As consideration for the extension of the commitment period reflected in the second amendment of the Marr Credit Facility, we issued to MTBV a warrant to purchase 500,000 shares of our Common Stock at an exercise price of $0.40 per share. This warrant is immediately exercisable and expires two years from its date of issuance, or on May 26, 2006. We are including the shares underlying this warrant in this registration statement on behalf of MTBV.

The following table summarizes the investments and transaction dates related to the warrant issuances under the Marr Credit Facility:

                                                                      Calypte                     Shares
                                  Gross        Net      Transaction   Closing       Shares      Currently    Shares being
Investor                         Amount       Amount       Date        Price        Issued       Issuable     Registered
--------                         ------       ------       ----        -----        ------       --------    -------------
Boodle Hatfield warrant (1)            -           -     11/13/03      $0.880             -          375.0          375.0
Boodle Hatfield warrant (1)            -           -      3/19/04      $0.575             -          400.0          400.0
Marr Technologies BV warrant           -           -      5/26/04      $0.460             -          500.0          500.0
                                 -------      ------                                 ------        -------        -------
                                       -           -                                      -        1,275.0        1,275.0

----------

(1) Assigned to Top Calibre Enterprise by Boodle Hatfield and included in this registration on behalf of Top Calibre Enterprise.

Other Securities Included in our June 15, 2004 Registration Statement

In the normal course of our business, we have entered into various contracts and agreements under which we have issued restricted shares of our Common Stock or issued warrants and options or entered into contracts which provide for the issuance of shares of our Common Stock to various consultants or other material or service providers willing to accept such shares in lieu of cash payments for all or a portion of their compensation. The following table summarizes the parties to whom shares have previously been issued and to whom warrants, options or other agreements which provide for the potential issuance of shares of our Common Stock have been issued. All of such shares and the shares underlying the warrants, options, or other agreements are being included in this registration statement.

                                                                             Calypte                   Shares            Shares
                                        Conversion           Transaction     Closing     Shares     Currently             being
                                         Feature                    Date       Price     Issued      Issuable        Registered
                                        ----------      ----------------     -------     ------      --------        ----------
 Shares issued for services: (1)
    Magic Johnson Foundation               N/A                   1/13/04       $0.67       66.6
                                                                  2/4/05       $0.34       66.7
                                                        To be determined                                 66.7            66.7
  Warrants issued for materials
    and services:
   Craig Enenstein                   $0.18 per share             8/20/03      $0.178          -         100.0           100.0
   Adaltis, Inc.                     $0.03 per share              4/6/04      $0.485          -         212.1           212.1
   Merchant Intercapital             $0.50 per share              5/6/04      $0.465          -         150.0           150.0
                                                                                        -------         -----           -----
                                                                                              -         462.1           462.1
                                                                                        -------         -----           -----
  Non-financing-related shares
     being registered                                                                     133.3         528.8           528.8
                                                                                        =======         =====           =====

----------

(1) Transaction Dates and Calypte Closing Prices reported here reflect the dates on which the Company issued shares of its Common Stock pursuant to the agreement, which may not be the effective date of the agreement.

Securities Previously Registered in our July 28, 2004 Registration Statement

The registration statement for the financings described in this section (File No. 333-117439) was filed on July 16, 2004 and became effective on July 28, 2004. In that registration statement, we registered 6.5 million shares of our common stock issued or issuable under the terms of a July 9, 2004 private placement. Based on our transfer agent's records and communications with our initial investors, we are not including in this registration statement any shares that we issued that have been subsequently sold by our initial investors under the prospectus and registration statement cited above.

July 2004 Private Placement - PIPE at $0.40 per share and related Warrants exercisable at $0.50 per share

On July 9, 2004, when the market price of our Common Stock was $0.615 per share and pursuant to Regulation D, we issued 3,720,000 restricted shares of our Common Stock at a price of $0.40 per share to 5 unaffiliated investors and received gross proceeds of $1,488,000. Under the terms of the subscription agreement, each investor received warrants to purchase our Common Stock in an amount equal to 70% of the number of shares purchased in the private placement. Accordingly, we issued warrants to purchase an aggregate of 2,604,000 shares of our Common Stock to the investors and warrants to purchase an additional 148,800 shares of our Common Stock pursuant to a placement agent agreement. The warrants are exercisable at a price of $0.50 per share for a period of five years from the July 9, 2004 date of issuance.

The securities purchase agreements for this private placement provide the investors with participation rights on the same terms and conditions as other investors in any subsequent financing transactions we may complete within one year of the closing of this placement. The securities purchase agreements also contain anti-dilution provisions that could require us to issue additional shares of common stock to the investors if we raise additional equity financing at a price below $0.40 per share in the year following the closing of the PIPE transaction. We are including in this registration statement the shares issued in the private placement that have not been sold under the previous registration statement and all of the shares underlying the warrants, none of which have been exercised. We are not including in this registration statement any shares which may be potentially issuable as a result of anti-dilution provisions.

The following table summarizes the investments and transaction dates related to the issuances under the July 2004 Private Placement and the shares being registered in this registration statement.

                                                                        Calypte                    Shares
                                   Gross        Net      Transaction    Closing      Shares      Currently    Shares being
Investor                          Amount       Amount        Date        Price       Issued       Issuable     Registered
--------                          ------       ------        ----        -----       ------       --------     ----------
Sunrise Equity Partners, L.P.      $  750      $  698        7/9/04      $0.615      1,875.0        1,312.5        1,312.5
Amnon Mandelbaum                       80          74        7/9/04      $0.615        200.0          140.0          140.0
David I Goodfriend                      8           7        7/9/04      $0.615         20.0           14.0           14.0
TCMP3 Partners                        150         140        7/9/04      $0.615        375.0          262.5          262.5
United Capital Partners LLC           500         465        7/9/04      $0.615      1,250.0          875.0        2,125.0
Duncan Capital LLC (1)                  -           -        7/9/04      $0.615            -          148.8          148.8
                                   ------      ------                                -------        -------        -------
                                   $1,488      $1,384                                3,720.0        2,752.8        4,002.8
                                   ======      ======                                =======        =======        =======

----------

(1) reflects shares underlying warrants issued pursuant to placement agent agreements.

Securities Previously Registered in our October 8, 2004 Registration Statement

The registration statement for the issuance of shares of common stock described in this section (File No. 333-119646) was filed on October 8, 2004 and became effective on December 29, 2004. In that registration statement, we registered
1.2 million shares of our common stock issued under the terms of a September 30, 2004 License Agreement and Technology Transfer Agreement. None of the shares issued under the agreement has been sold and we are including all of the shares initially issued in this registration statement.

License Agreement and Technology Transfer Agreement ("License Agreement") with Ani Biotech Oy

On September 30, 2004, when the market price of our Common Stock was $0.39 per share and pursuant to Regulation S, we entered into a licensing, technology transfer and equipment purchase agreement with Ani Biotech Oy ("Ani") pursuant to which we are required to pay to Ani an aggregate of 1,232,840 Euros (approximately US $1,500,000) in either our Common Stock or cash to acquire certain licenses and manufacturing equipment. On September 30, 2004, we issued 1,172,205 restricted shares of our Common Stock to Ani, representing the first installment under the License Agreement. This registration statement includes only the 1,172,205 shares of our Common Stock which were issued prior to the filing of the registration statement cited above and which Ani has not sold to date.

Subsequent installments under the License Agreement are due over the next several months and may be paid in registered shares of our Common Stock or in cash, at our sole discretion. We are not registering any additional shares for issuance to Ani at this time. Should we elect to file a subsequent registration statement registering additional shares, the License Agreement provides that we would issue such shares to Ani at a price equal to the average closing price of our Common Stock as quoted on the American Stock Exchange for the five days immediately preceding the transfer, but not at less than $0.40 per share. The License Agreement further provides that the conversion rate from Euros into US dollars will be the 12 Noon Eastern Time buying rate on the day of the transfer as reported by the Federal Reserve Bank of New York.

Summary of securities being registered

The following table summarizes the securities underlying the common stock being registered in this registration statement. As described previously, there are no new shares of common stock being registered in this registration statement. All amounts are in thousands.

                                                         Shares
                                                        Currently    Shares Being
          Security                                       Issuable     Registered
                                                         --------      --------
          Securities Previously Registered in June
              14, 2004 Registration Statement:
          May 2004 Private Placement                      8,767.5      28,767.5
          Warrant to Mercator Momentum Fund                 100.0         100.0
          10% Convertible Debentures                           --       3,100.8
          12% Convertible Debentures                        381.6         641.7
          Warrants under Marr Credit Facility             1,275.0       1,275.0
          Other non-financing related securities            528.8         528.8
                                                         --------      --------

              Total                                      11,052.9      34,413.8
                                                         --------      --------

          Securities Previously Registered in July
              28, 2004 Registration Statement:

          July 2004 Private Placement                     2,752.8       4,002.8
                                                         --------      --------


          Securities Previously Registered in
            October 8, 2004 Registration Statement:

          Shares issued under License Agreement

            with Ani Biotech                                   --       1,172.2
                                                         --------      --------

          Total Shares being registered                  13,805.7      39,588.8
                                                         ========      ========


                              PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

o     ordinary   brokerage   transactions   and   transactions   in  which   the
      broker-dealer   solicits   Investors;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o     privately negotiated  transactions;

o to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

o broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

o     a combination of any such methods of sale; and

o     any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling security holders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

Upon the Company being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling security holder that a donee or pledge intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling security holders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling security holder and/or the purchasers. With the exception of Ani Biotech Oy, each selling security holder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling security holder's business and, at the time of its purchase of such securities such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. At the time Ani Biotech acquired shares of the Company's common stock, Ani Biotech had a pre-existing agreement with Joseph Stevens & Company to distribute such securities.

The Company has advised each selling security holder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a selling security holder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling security holders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the selling security holders use this prospectus for any sale of the Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.

                                  LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Paula Winner Barnett, Esq., Encino, California.

                                     EXPERTS

The consolidated financial statements, incorporated in this prospectus by reference to the Annual Report on Form 10-KSB/A (No. 1) for the year ended December 31, 2004, have been so incorporated in reliance on the report of in reliance upon the reports of Odenberg Ullakko Muranishi & Co. LLP, independent auditors and upon the authority of said firm as experts in accounting and auditing.

                           INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus.

      o Our Annual Report filed on Form 10-KSB/A (No. 1) for the fiscal year ended December 31, 2004;

      o Our Quarterly Report filed on Form 10-QSB for the quarter ended March 31, 2005;

      o Our Current Reports on Form 8-K filed on April 5, 2005, and April 21, 2005; and

      o The description of the common stock contained in our Registration Statement filed on Form 8-A, as filed with the SEC on July 10, 1996 and December 16, 1998.

Additionally, all documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this prospectus and shall automatically update and supersede this information.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Such requests should be directed to:

                         Calypte Biomedical Corporation
                          5000 Hopyard Road, Suite 480
                          Pleasanton, California 94588
                              Attention: President
                           Telephone: (925) 730-7200.


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

You should rely only on information provided in this Prospectus. We have not authorized anyone else to provide you with different information.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information regarding us and the shares offered hereby, please refer to the registration statement. The statements in this prospectus are qualified in their entirety by reference to the contents of any agreement or other document incorporated in this prospectus by reference. You may inspect a copy of the registration statement without charge at the SEC's principal offices, and you may obtain copies of all or any part of the registration statement from such office upon payment of the fees prescribed by the SEC.

We are required by the Securities Exchange Act of 1934, as amended, to file reports, proxy statements and other information with the SEC. These filings may be inspected and copied (at prescribed rates) at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public on the SEC's web site at http://www.sec.gov and at our website at http://www.calypte.com. Our reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article   VIII  of  our   Certificate   of   Incorporation   provides   for  the
indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of our Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


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